Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.                   Name and Address of Company

SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada  V6C 3P1

Item 2.                   Date of Material Change

October 30, 2012.

Item 3.                   News Release

News Release dated October 30, 2012 was disseminated through Marketwire.

Item 4.                   Summary of Material Change

The Company completed its short form prospectus offering by issuing a total of 13,529,750 common shares of the Company at a price of $2.55 per share for gross proceeds of $34,500,862.50.

Item 5.1                 Full Description of Material Change

The Company completed its short form prospectus offering (the “Offering”) by issuing a total of 13,529,750 common shares of the Company (“Common Shares”) at a price of $2.55 per Common Share for gross proceeds of $34,500,862.50.

The Offering was co-led by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”).  The Underwriters received a cash commission at closing equal to 5.5% of the gross proceeds of the Offering.

The base Offering was comprised of 11,765,000 Common Shares and the over-allotment portion, which was exercised in full by the Underwriters, was comprised of 1,764,750 Common Shares.

The Company plans to use the net proceeds of the Offering to pay out and eliminate the remainder of the Company’s gold hedge commitments and for general corporate purposes.

Item 5.2                 Disclosure for Restructuring Transactions

                                Not applicable.

Item 6.                   Reliance on subsection 7.1(2) of National Instrument 51-102

                                Not applicable.

Item 7.                   Omitted Information

                                Not applicable.

Item 8.                   Executive Officer

J. Scott Drever, President
Telephone:  (604) 694-1730

Item 9.                   Date of Report

November 2, 2012